Filed Pursuant to Rule 424(b)(2)

Registration Statement No. 333-253421

GS Finance Corp. $1,932,000 EURO STOXX 50® Index-Linked Notes due 2027 guaranteed by The Goldman Sachs Group, Inc.

This pricing supplement addendum relates to $1,932,000 principal amount of notes that were offered on July 23, 2021, as described in the accompanying pricing supplement no. 3,100 dated July 23, 2021.

The projected payment schedule was incorrectly stated in the accompanying pricing supplement no. 3,100 dated July 23, 2021. Please refer to the corrected information below.

The following two paragraphs reflect corrected information and replace, in their entirety, the fourth and fifth paragraphs under “Supplemental Discussion of U.S. Federal Income Tax Consequences — United States Holders” beginning on page PS-17 of the accompanying pricing supplement no. 3,100. The amended paragraphs below should be read in conjunction with the accompanying pricing supplement no. 3,100 dated July 23, 2021 (except for those paragraphs being replaced), the accompanying general terms supplement no. 2,913 dated June 17, 2021, the accompanying underlier supplement no. 21 dated June 24, 2021, the accompanying prospectus supplement dated March 22, 2021 and the accompanying prospectus dated March 22, 2021:

We have determined that the comparable yield for the notes is equal to 1.505% per annum, compounded semi-annually, with a projected payment at maturity of $1,086.10 based on an investment of $1,000.

Based on this comparable yield, if you are an initial holder that holds a note until maturity and you pay your taxes on a calendar year basis, we have determined that you would be required to report the following amounts as ordinary income, not taking into account any positive or negative adjustments you may be required to take into account based on the actual payments on the notes, from the note each year:

Accrual Period	Interest Deemed to Accrue During Accrual Period (per $1,000 note)	Total Interest Deemed to Have Accrued from Original Issue Date (per $1,000 note) as of End of Accrual Period
July 28, 2021 through December 31, 2021	$6.36	$6.36
January 1, 2022 through December 31, 2022	$15.20	$21.56
January 1, 2023 through December 31, 2023	$15.44	$37.00
January 1, 2024 through December 31, 2024	$15.67	$52.67
January 1, 2025 through December 31, 2025	$15.90	$68.57
January 1, 2026 through December 31, 2026	$16.14	$84.71
January 1, 2027 through February 1, 2027	$1.39	$86.10

You are required to use the comparable yield and projected payment schedule that we compute in determining your interest accruals in respect of your notes, unless you timely disclose and justify on your U.S. federal income tax return the use of a different comparable yield and projected payment schedule.

The comparable yield and projected payment schedule are not provided to you for any purpose other than the determination of your interest accruals in respect of your notes, and we make no representation regarding the amount of contingent payments with respect to your notes.

You should read the additional disclosure in the accompanying pricing supplement no. 3,100 dated July 23, 2021 to better understand the terms and risks of your investment, including the credit risk of GS Finance Corp. and The Goldman Sachs Group, Inc. See page PS-11 of the accompanying pricing supplement no. 3,100 dated July 23, 2021.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus.  Any representation to the contrary is a criminal offense. The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Goldman Sachs & Co. LLC

Pricing Supplement No. 3,100 Addendum dated December 20, 2021

GS Finance Corp. may use this prospectus in the initial sale of the notes. In addition, Goldman Sachs & Co. LLC or any other affiliate of GS Finance Corp. may use this prospectus in a market-making transaction in a note after its initial sale. Unless GS Finance Corp. or its agent informs the purchaser otherwise in the confirmation of sale, this prospectus is being used in a market-making transaction.

About Your Prospectus

The notes are part of the Medium-Term Notes, Series F program of GS Finance Corp., and are fully and unconditionally guaranteed by The Goldman Sachs Group, Inc.  This prospectus includes this pricing supplement addendum and the accompanying documents listed below. This pricing supplement addendum constitutes a supplement to the documents listed below, does not set forth all of the terms of your notes and therefore should be read in conjunction with such documents:

●Pricing supplement no. 3,100 dated July 23, 2021

●General terms supplement no. 2,913 dated June 17, 2021

●Underlier supplement no. 21 dated June 24, 2021

●Prospectus supplement dated March 22, 2021

●Prospectus dated March 22, 2021

The information in this pricing supplement addendum supersedes any conflicting information in the documents listed above.  In addition, some of the terms or features described in the listed documents may not apply to your notes.